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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2003

Legrand S.A.
(Translation of registrant's name into English)

82, rue Robespierre—BP 37
93170 Bagnolet Cedex
France
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        Press release dated May 14, 2003 announcing Legrand's results as of March 31, 2003 and for the period then ended.

        Legrand's unaudited interim consolidated financial statements as of March 31, 2003 and for the period then ended.

        Legrand's Operating and Financial Review and Prospects for the period ended March 31, 2003.

Press Release

Paris, May 14, 2003

Results for the quarter to March 31, 2003
Resilience in the face of still testing conditions

Consolidated data (€ millions, French GAAP)	Q1 2003	Q1 2002	Change Q1 03/Q1 02	2002
Net sales[1]	700.3	760.0	-7.9%	2932
Operating income[1]	95.1	80.0	18.9%	327
% of sales	13.6%	10.5%		11.2%
EBITDA[2]	150.2	143.4	4.7%	576
% of sales	21.4%	18.9%		19.6%
Net income attributable to Legrand	10.3	41.0	-75.6%	186
% of sales	1.5%	5.4%		6.3%
Working capital provided from operations[3]	91.1	106.4	-14.5%	413
% of sales	13.0%	14.0%		14.1%
	31.3.2003	31.12.2002	31.3.2002
Shareholders' equity incl. minority interests	1,769	1,781	1,849
Net financial debt	812	855	1,432

Cash discounts have been reallocated and are now deducted from sales (€10 million and €11 million respectively in the first quarter of 2002 and 2003, €38 million in 2002) and consumptions (€1 million and €1 million respectively in the first quarter of 2002 and 2003, €2 million in 2002), thus reducing operating income and EBITDA by €9 million and €10 million in the first quarter of 2002 and 2003 respectively, and €36 million in 2002 whilst net income remains unaffected.

2
Operating income and depreciation and amortization.

3
Net after tax profit and depreciation and amortization and variation of non cash items.

        Sales:    Legrand sales in the first quarter of 2003 came to €700.3 million, showing a decline of 7.9% from the same period of 2002. At constant structure and exchange rates, there was an 0.4% rise. Exchange-rate variations had a negative impact of 7.6%.

        At constant structure and exchange rates, changes in sales by geographical region were as follows:

France	-1.4%
Italy	+5.2%
Other Europe	+1.2%
US and Canada	-3.7%
Other	+1.7%

Total	+0.4%

        Against a backdrop of persistently difficult and uncertain conditions, with main markets still to pick up, Legrand was thus able to record a resilient performance.

        Earnings:    the sales trends described above, combined with a continuing drive to raise plant productivity and rein in operating expense, enabled Legrand to improve its operating margins (operating income and EBITDA as a percentage of sales).

2

        Net income nonetheless showed a decline from the first quarter of 2002 due in particular to exceptional charges relating to optimization of production facilities.

        Overall, these results, associated with strict control of working capital and investments, allowed the Group to pursue its business development targets while at the same time continuing the reduction of net financial debt.

        Consolidated financial statements for the first quarter of 2003 can be accessed on the Legrand financial information site at (www.finance.legrandelectric.com).

        Legrand is the world specialist in products and systems for electrical installations and information networks used in residential and commercial buildings and in industry. Its catalogues feature over 130,000 products and it operates in close to 60 countries, employing more than 27,000 people.

        This filing contains forward looking statements within the meaning of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

        Investors and security holders are urged to read the annual report of Legrand filed with the US Securities and Exchange Commission on Form 20-F on April 30, 2003, and other relevant documents filed with the US Securities and Exchange Commission because they will contain important information. Investors and security holders will be able to receive these documents, as well as other documents filed by Legrand with the US Securities and Exchange Commission, free of charge at the US Securities and Exchange Commission's website, www.sec.gov. Legrand disclaims any obligation to publicly update or revise any forward-looking information.

Financial communication:	Press:
Legrand	Publicis Consultants
Nicolas Castex
Phone +33 (0)1 49 72 53 53	Phone +33 (0)1 44 43 69 07
Fax +33 (0)1 43 60 54 92	Fax +33 (0)1 44 43 75 65

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Legrand

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

Summary

Consolidated statements of income	2
Consolidated balance sheets	3
Consolidated statements of cash flows	4
Accounting policies	5

4

Consolidated statements of income

	Period from January 1, 2003 to March 31, 2003	Period from January 1, 2002 to March 31, 2002*
	(€ in millions)
Net sales	700	760
Operating expenses
Cost of goods sold	(379)	(428)
Administrative and selling expenses	(187)	(203)
Research and development expenses	(35)	(36)
Other operating expenses	6	(1)
Amortization of goodwill	(10)	(12)

Operating income	95	80

Interest income (expense)	(17)	(6)
Profits (losses) from disposal of fixed assets	0	0
Other revenues (expenses)	(43)	(5)
Expenses related to the takeover bid for shares	0	0

Income before taxes, minority interests and equity in earnings of investees	35	59

Income taxes	(26)	(18)

Net income before minority interests and equity in earnings of investees	9	41

Minority interests	0	0
Equity in earnings of investees	1	0

Net income attributable to Legrand	10	41

(*)
Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation. Specifically, beginning January 1, 2003, net sales are presented net of cash discounts to customers for prompt payment and cost of goods sold is presented net of cash discounts received from suppliers for prompt payment. The consolidated statements of income for the three-month period ended March 31, 2002 reflects this new presentation. For the three-month period ended March 31, 2002, cash discounts granted to customers amounted to €10.5 million and cash discounts received from suppliers amounted to €0.5 million.

5

Consolidated balance sheets

	As of March 31, 2003	As of December 31, 2002
	(€ in millions)
ASSETS
Current assets
Cash and cash equivalents	110	506
Marketable securities	31	122
Short-term restricted cash	23	23
Trade accounts receivable	618	598
Short-term deferred taxes	75	86
Other current assets	330	123
Inventories	424	405

Total current assets	1 611	1 863
Property, plant and equipment
At cost	2 441	2 467
Less accumulated depreciation	(1 484)	(1 481)

	957	986
Other non-current assets
Investments	22	26
Goodwill	948	973
Long-term restricted cash	127	127
Long-term deferred taxes	81	77
Other non-current assets	217	221

	1 395	1 424

Total assets	3 963	4 273

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	168	719
Accounts and notes payable	260	217
Short-term deferred taxes	3	2
Proposed dividend for the year	0	0
Other current liabilities	622	435

Total current liabilities	1 053	1 373
Long-term deferred taxes	36	40
Long-term liabilities	170	165
Long-term borrowings	734	699
Subordinated securities	201	215
Minority interests	8	8
Shareholders' equity
Capital stock	56	56
Additional paid-in capital	171	171
Retained earnings	1 924	1 913
Translation reserve	(390)	(367)

	1 761	1 773

Total liabilities and shareholders' equity	3 963	4 273

6

Consolidated statements of cash flows

	Period from January 1, 2003 to March 31, 2003	Period from January 1, 2002 to March 31, 2002
	(€ in millions)
Operating activities:
Net income attributable to Legrand	10	41
Reconciliation of net income to net cash:
-depreciation of tangible assets	41	46
-amortization of intangible assets	14	17
-changes in long-term deferred taxes	2	(4)
-changes in other long-term assets and liabilities	6	6
-minority interests	0	0
-equity in earnings of investees	(1)	0
-other items having impacted the cash	19	0

Working capital provided from operations	91	106

(Gains) losses on fixed asset disposals	0	0
(Gains) losses on sales of securities	0	(1)
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
-accounts receivable	(25)	(29)
-inventories	(30)	(9)
-accounts and notes payable	15	10
-other operating assets and liabilities	14	11

Net cash provided from operating activities	65	88

Investing activities
Net proceeds from sales of fixed assets	8	3
Capital expenditures	(33)	(36)
Proceeds from sales of marketable securities	(113)	191
Investments in marketable securities and restricted cash	3	(6)
Investments in consolidated entities	(4)	0
Investments in non-consolidated entities	0	0

Net cash used in investing activities	(139)	152

Financing activities
Related to shareholders' equity:
-capital increase	0	0
-purchase of Legrand's shares	0	0
-dividends paid by Legrand	0	(30)
-dividends paid by Legrand's subsidiaries	0	0
Other financing activities:
-reduction of subordinated securities	(14)	(12)
-increase (reduction) of borrowings	246	(3)
-increase (reduction) of commercial paper	(508)	(249)
-increase (reduction) of bank overdrafts	(43)	6

Net cash (used in) provided from financing activities	(319)	(288)

Net effect of currency translation on cash	(3)	1
Increase (reduction) of cash and cash equivalents	(396)	(47)
Cash and cash equivalents at the beginning of the period	506	531

Cash and cash equivalents at the end of the period	110	484

7

1)    Accounting policies

        The accompanying consolidated financial statements of the Group contain all adjustments necessary to present fairly, in all material respects, the Group's consolidated financial position as of March 31, 2003, and the consolidated results of operations and cash flows for the three months ended March 31, 2003 and 2002. All such adjustments are deemed to be of a normal recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Group's Annual Report on Form 20-F for the year ended December 31, 2002. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year.

        The Group's consolidated financial statements are prepared, in all material respects, in conformity with accounting principles generally accepted in France. They comply with the requirements of French laws and regulations except as described hereafter (note 1(a)).

        The Financial statements of each company, whether consolidated or accounted for by the equity method, are prepared in accordance with local accounting principles and regulations, and have been adjusted to comply with the Group's accounting policies, which are described hereafter.

a)    Exchange of Legrand treasury shares with Schneider's shares

        In 2001, Schneider Electric launched a public exchange offer for all Legrand outstanding shares. In connection with this exchange offer Legrand tendered its treasury shares, which were recorded as a decrease to net equity until June 30, 2001 (1,382,370 common shares and 55,116 preferred non-voting shares accounted for at a historical cost of €195 million).

        In exchange for these treasury shares, Legrand received 4,948,527 common shares of Schneider Electric (2.06% of Schneider Electric's outstanding share capital) valued at €59.36, per share (aggregate value: €294 million). The gain of the exchange, which amounted to be €99 million after taxes, was accounted for directly in consolidated shareholders' equity, in compliance with French GAAP (this treatment also was in accordance with US GAAP. Subsequently, the shares of Schneider Electric were accounted for on the balance sheet as "other non-current assets" until the date of disposition.

        Under normal circumstances, the application of the accounting principles applicable to fixed investments would require that the subsequent gains or losses on the re-valuation of the investment be recognized in the statement of income. This method, however, would not be consistent with the accounting treatment applied to the treasury shares and, accordingly, would confuse the understanding of the Group's financial statements.

        In view of the unusual nature of the transaction, the Group determined that subsequent changes in fair value should also be imputed directly to shareholders' equity. Accordingly, the P&L impacts were neutralized in 2001 and 2002 through the date of disposition.

        As a consequence, as of December 31, 2001, the Schneider Electric shares were valued at €54 per share to the Group's balance sheet (aggregate value of €267 million) and the variation in the value for the period (i.e. loss of €20 million after tax) was accounted for directly in shareholders' equity.

        As of December 31, 2002, all of the shares were sold for aggregate consideration amounting to €270 million. The net gain imputed directly to shareholders' equity amounted to €2 million after tax.

b)    Consolidation

        The financial statements of subsidiaries, which Legrand controls directly or indirectly, are consolidated. Companies in which Legrand owns directly or indirectly an interest of between 20 and 50% are accounted for by the equity method. All significant intercompany transactions have been eliminated.

8

c)     Translation of foreign financial statements

        For all countries other than those with highly inflationary economies:

  •
  Assets and liabilities are translated using exchange rates in effect as of the balance sheet dates;

  •
  Statements of income are translated at average exchange rates for the period;

  •
  Gains or losses arising from the translation of the financial statements of foreign subsidiaries are accounted for directly in the translation reserve included in the consolidated equity, until these companies are sold or substantially liquidated.

        For countries with highly inflationary economies:

  •
  Inventories and non-monetary assets are recorded at their historical rates of exchange;

  •
  Other assets and liabilities are translated using exchange rates in effect as of the balance sheet dates;

  •
  Gains or losses arising from the translation of the financial statements of subsidiaries located in these countries are included in the consolidated statement of income under the heading "Exchange and translation gains (losses)".

        For all countries:

  •
  Exchange differences arising from foreign currency transactions are included in the consolidated statement of income under the heading "Exchange and translation gains (losses)", except intercompany transactions having the character of a permanent investment which are directly recorded in the translation reserve.

d)    Cash and cash equivalents

        Cash and cash equivalents consist of cash, short-term deposits and all other financial assets with a maturity date not in excess of three months. Marketable securities are not considered cash and cash equivalents.

e)     Intangible assets

        Goodwill, representing the excess of cost over the fair value of net assets at the date of acquisition of purchased companies, is amortized on a straight-line basis over the estimated period of benefit not to exceed 40 years. The Group assesses whether there has been a permanent impairment in the value of goodwill by evaluating economic factors including future cash flows from operating activities, income, trends and prospects as well as competition and other economic factors. The primary financial indicator used to assess impairment is whether undiscounted cash flows from operations over the amortization period will be sufficient to recover the carrying amount of goodwill. A loss is recognized for any excess of the carrying value over the fair value of the goodwill, determined as being the present value of such cash flows from operations.

        Costs incurred by Group companies in developing computer software for their own use and in research and development are expensed in the period they are incurred; acquisition costs of externally developed software are recorded in other assets and depreciated on a straight-line basis according their expected time of use from 3 to 8 years.

        Other intangible assets, included in "other non-current assets" in the balance sheet, are amortized on a straight-line basis over the estimated period of benefit, not in excess of 40 years, and limited to 20 years for patents and trademarks.

9

f)     Property, plant and equipment

        Land, buildings, machinery and equipment are carried at cost, including capitalized interest.

        Assets acquired under lease agreements that can be regarded as financing their purchase are capitalized on the basis of the present value of minimum lease payments and depreciated as described below. The French legal revaluations and foreign revaluations are not reflected in the consolidated financial statements.

        Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets; the most commonly adopted useful lives are the following:

Light buildings	25 years
Standard buildings	40 years
Machinery and equipment	8 to 10 years
Tooling	5 years
Furniture and fixtures	5 to 10 years

g)     Inventories

        Inventories are valued at the lower of cost, replacement or net realizable value. Cost is determined by the first-in, first-out (FIFO) method.

h)    Deferred income taxes

        In compliance with FASB statement No. 109, deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Tax rates applicable for future periods are used to calculate year-end deferred income taxes.

        A valuation allowance is recorded against deferred tax assets to reduce these deferred tax assets to the amount likely to be realized. The assessment of the valuation allowance is done by each tax entity, based on the tax strategy developed for the near future for each entity.

        Provisions are made for withholding and other taxes which would be payable in case of distribution of earnings of subsidiaries and affiliates, except for those considered as permanently reinvested.

        If the assets of a subsidiary are revalued for tax purposes, the tax benefit is accounted for in compliance with the enacted tax rules at the revaluation date taking into account the risk for this benefit to be challenged.

i)     Net sales

        Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation. Specifically, beginning January 1, 2003, net sales are presented net of cash discounts to customers for prompt payment and cost of goods sold is presented net of cash discounts received from suppliers for prompt payment. The consolidated statement of income for the three-month period ended March 31, 2002 reflects this new presentation. For the three-month period ended March 31, 2002, cash discounts granted to customers amounted to €10.5 million and cash discounts received from suppliers amounted to €0.5 million.

j)     Fair value of financial instruments

        The carrying value of cash, short-term deposits, accounts receivable, accounts payable, accrued liabilities and short-term borrowings approximates their fair value because of the short-term maturity of these instruments.

10

        For short-term investments, comprised of marketable securities, fair value is determined as being the market prices of these securities.

        The fair value of long-term debt is estimated on the basis of interest rates currently available for issuance of debt with similar terms and remaining maturities.

        The fair value of interest rate swap agreements is the estimated amount that the counterparty would receive or pay to terminate the agreements. In compliance with French GAAP, the fair value of the swaps is not accounted for.

k)    Derivative financial and commodity instruments

        The Group's policy is to abstain from transactions of a speculative nature in the use of financial instruments; consequently, all operations with these financial instruments are exclusively devoted to manage and cover exchange or interest rate risks, and the prices of raw materials.

        Therefore, the Group periodically enters into contracts such as swaps, options and futures, which relate to the nature of its exposure.

        The interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating rate interest payments over the life of the agreement without the exchange of the notional amount. The differential to be paid or received is accrued as adjustments to interest income or expense over the life of the agreement. Upon early termination of an interest rate swap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the terminated swap.

        The Group periodically enters into foreign currency contracts to hedge commitments, transactions or foreign income. For foreign currency contracts acquired for the purpose of hedging identified commitments, the gain or loss is generally deferred and included in the basis of the transaction underlying the commitment. If the underlying transaction is not completed, the contract is marked to market with any realized or unrealized gains or losses reflected in income. Gains or losses on transaction hedges are recognized in income and offset the gains or losses on the related transaction. Foreign currency contracts acquired for the purpose of hedging foreign income, generally for periods not exceeding twelve months, are marked to market with any realized or unrealized gains or losses reflected in income.

        The Group also enters into raw material contracts to fully or partially hedge its purchases. Gains or losses related to transactions that qualify for hedge accounting are deferred on the balance sheet in other current liabilities or assets and reflected in cost of goods sold when the underlying transaction takes place. If future purchased raw material needs are revised lower than initially anticipated, the futures contracts associated with the reductions no longer qualify for deferral and are marked to market. Gains or losses are then recorded in other income. The effectiveness of the hedge is measured by a historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in the value of the hedged item. If correlation ceases to exist, hedge accounting will be terminated and gains or losses recorded in other income.

        Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

l)     Environmental and product liabilities

        In accordance with FASB statement No. 5, the Group recognizes losses and accrues liabilities relating to environmental and product liability matters. Accordingly, the Group recognizes a loss if available information indicates that it is probable and reasonably estimable. In the event a loss is

11

neither probable nor reasonably estimable but remains possible, the Group discloses this contingency in the notes to its consolidated financial statements.

        With respect to environmental liabilities, the Group estimates losses on a case-by-case basis and makes the best estimate it can, based on available information. With respect to product liabilities, the Group estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and, in some cases, settling such cases.

m)   Stock option plans

        In accordance with FASB statement No. 123, the Group has chosen to continue to account for stock-based compensation using the intrinsic value method as prescribed by APB No. 25. Accordingly, compensation cost is measured as the excess of the market price of the underlying shares at the date of the grant over the exercise price an employee is required to pay to acquire the shares.

n)    Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

o)    Transfers and servicing of financial assets

        FASB statement No. 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. According to this statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished.

p)    Comprehensive income

        Comprehensive income includes all changes in equity that result from recognized transactions or other economic events other than transactions with owners. Amounts received from shareholders (capital increase), amounts paid to shareholders (reduction of capital, dividend) and treasury share transactions are excluded from the determination of comprehensive income.

        For the periods presented in the consolidated financial statements, only the translation reserve has been added to net income to compute comprehensive income.

q)    Other non-operating revenues and expenses

        Foreign currency transaction gains and losses, restructuring expenses, gains and losses on asset sales and other exceptional revenues and expenses are classified as non-operating revenues and expenses.

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2)    Inventories (note 1(g))

        Inventories are comprised of the following:

	March 31, 2003	December 31, 2002
	(€ in millions)
Purchased raw materials and parts	136	133
Sub-assemblies, work-in-process	97	85
Finished goods	253	248

	486	466
Less: allowances	(62)	(61)

	424	405

3)    Long-term borrowings

        Long-term borrowings are comprised of the following:

	March 31, 2003	December 31, 2002
	(€ in millions)
8 1/2% debentures	370	382
Senior credit agreement	336	280
Other long-term borrowings	28	37

	734	699

4)    Short-term borrowings

        Short-term borrowings are comprised of the following:

	March 31, 2003	December 31, 2002
	(€ in millions)
Current portion of long-term debt	8	8
Current portion of long-term debt	10	9
Commercial paper	0	508
Bank overdrafts	124	113
Other short-term borrowings	26	81

	168	719

5)    Contingencies and commitments

        The Group is involved in a number of legal proceedings and litigation arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

Legrand's subsidiaries guarantors of FIMAF obligations related to the Senior Credit Agreement:

        The acquisition of Legrand by the Wendel Consortium occurred on December 10, 2002 for an amount of €3 630 million corresponding to a value of €3 700 million for 100% of the share capital of

13

Legrand. The investment was partially funded through a contribution by the Consortium for a total amount of €1 765 million.

        The external debt used to finance the acquisition comprised of loans granted under a Senior Credit Agreement and a Mezzanine Credit Agreement, which was repaid on February 12, 2003 with the proceeds of a high yield bond issued both in Europe and in the United States of America.

        Agreements put in place under the Senior Credit Agreement were agreed by and between:

  •
  FIMAF, which acquired Legrand, FIMEP, FIMAF's parent, Lumina Financing 1, an affiliate of FIMAF, Legrand and certain Legrand's subsidiaries;

  •
  Various unrelated banks and other financial institutions which lent the funds; and

  •
  The credit and guarantees agent.

        As of March 31, 2003, the total Legrand debt refinanced after the acquisition amounts to € 336 million.

        Under these agreements and in accordance with local laws, certain of Legrand's foreign subsidiaries (Dutch, American and Spanish), irrevocably and unconditionally and jointly and severally

  •
  guarantee to each lender and the other finance parties punctual performance by each borrower and guarantor, other than Lumina Financing 1, of all such obligor's obligations under the Senior Credit Agreement;

  •
  undertake with each lender and finance party under the Senior Credit Agreement that whenever an obligor other than Lumina Financing 1 does not pay any amount when due under or in connection with any senior finance document (other than the senior funding bonds), that guarantor shall immediately pay that amount as if it were the principal obligor; and

  •
  indemnify each finance party immediately upon demand against any cost, loss or liability suffered by that finance party as a result of the guarantee being unenforceable, invalid or illegal.

        The amounts due under the Senior Credit Agreement are guaranteed in accordance with contracts by and between FIMEP SA, (FIMAF's parent) and certain of Legrand's subsidiaries (where local laws permits it), including:

  (i)
  a pledge granted by FIMAF over a securities account holding the Legrand shares;

  (ii)
  a pledge granted by certain Legrand's subsidiaries over the following shares: BTicino Mexico, BTicino SpA, Pass & Seymour, Inc., The Wiremold Company, Inc. et Legrand Holding, Inc.;

  (iii)
  a pledge over shares granted by EEI B.V.;

  (iv)
  a pledge granted over receivables by Legrand SA and Legrand SNC;

  (v)
  an indenture granted by the Legrand's British subsidiaries; and

  (vi)
  a security over inventories, receivables and other assets granted by certain of Legrand's US subsidiaries.

        The foreign subsidiaries concerned by these agreements granted guarantees and pledge collateral to the lenders for a maximum amount of €2 222 million of which €1 671 million are used as of March 31, 2003 (€ 336 million used by Legrand and €1 335 million used by FIMAF).

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        As of March 31, 2003, the following schedule summarizes future principal payments required by FIMEP and FIMAF under the Senior Credit Agreement:

As of March 31, 2003
(€ in millions)
Within one year	17
Payable in one to two years	58
Payable in two to three years	79
Payable in three to four years	111
Payable in four to five years	140
Payable beyond five years	930

1 335

6)    Consolidated statement of shareholders' equity

	Capital stock, at par value	Additional paid-in capital	Retained earnings	Translation reserve	Total shareholders' equity
	(€ in millions)
As of December 31, 2001	56	170	1 725	(174)	1 777
Net income for the year			186		186
Capital increase		1			1
Schneider Electric shares impact (note 1 (a))			2		2
Changes in translation reserve				(193)	(193)

As of December 31, 2002	56	171	1 913	(367)	1 773

Net income for the period			10		10
Changes in translation reserve				(23)	(23)

As of March 31, 2003	56	171	1 924	390	1 760

7)    Analysis of other revenues and expenses

	March 31, 2003	March 31, 2002
	(€ in millions)
Exchange and translation gains (losses)	(6)	1
Restructuring expenses	(36)	(3)
Other	(1)	(3)

	(43)	(5)

        Restructuring expenses are essentially relating to optimization of production facilities announced during the first quarter of 2003.

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8)    Analysis of the activity per geographic areas

	Three month period ended March 31, 2003
	2003		2002
	€	%	€	%
	(€ in millions, except percentages)
Net sales by subsidiaries located in:
France	230	32.9	238	31.3
Italy	162	23.1	155	20.4
Rest of Europe(1)	118	16.9	120	15.8
United States and Canada	125	17.8	162	21.3
Rest of the world(2)	65	9.3	85	11.2

Total	700	100.0	760	100.0

Operating income of subsidiaries located in:
France	38	40.0	34	42.5
Italy	39	41.1	29	36.3
Rest of Europe(1)	5	5.3	(1)	(1.3)
United States and Canada	—	—	(3)	(3.8)
Rest of the world(2)	13	13.7	21	26.3

Total	95	100.0	80	100.0

(1)
Including principally Belgium, Poland, Portugal, Spain and United Kingdom.

(2)
Including principally Brazil, Chile, Colombia and Mexico in Latin America and India, South Korea and Thailand in Asia.

9)    Reconciliation of French GAAP to US GAAP

        The tables below show the U.S. GAAP reconciliations of net income and net equity prepared in accordance U.S. GAAP.

SUMMARY RECONCILIATION OF NET INCOME

	March 31, 2003	March 31, 2002
	(€ in millions)
Net income compliant with French GAAP	10	41
TSDI and FAS 133	0	0
EITF 93-16	(2)	(3)
Sale of Shneider Electric shares	0	17
FAS 142	8	12

Net income compliant with US GAAP	16	67

16

SUMMARY RECONCILIATION OF NET EQUITY

	March 31, 2003	December 31, 2002
	(€ in millions)
Net equity compliant with French GAAP	1 761	1 773
TSDI and FAS 133	4	4
EITF 93-16	(19)	(17)
Pension plan (FAS 87)	(6)	(6)
FAS 142 (net income)	46	38
FAS 142 (translation reserve)	0	(2)

Net equity compliant with US GAAP	1 786	1 790

17

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements, prepared in conformity with French GAAP. Unless otherwise indicated, all amounts in this discussion and analysis are presented on a French GAAP basis. French GAAP differs in certain significant respects from US GAAP. Refer to our unaudited interim consolidated financial statements for a French GAAP to US GAAP reconciliation of net income and shareholders' equity for the periods and as of the dates therein indicated.

Overview

Operating Results

Introduction

        Our management analyzes our financial condition and results of operations on the basis of five geographic segments based on region of production and not on where we sell our products. They are:

  •
  France,

  •
  Italy,

  •
  Rest of Europe,

  •
  United States and Canada, and

  •
  Rest of the World.

        For most purposes, we organize our management structure and internal controls on the basis of our geographic segments or national markets, rather than by product type or class, because local economic conditions are the principal factors affecting our sales and market performance.

        For information about our major subsidiaries located in these segments, see the list of principal consolidated subsidiaries in the introduction to the notes to consolidated financial statements.

        For information on the impact of fluctuations in exchange rates on our consolidated results, see "—Variations in Exchange Rates" below.

        The table below shows a breakdown of Legrand's net sales and operating income by segment for the first three months of 2003 and on a restated basis for the first three months of 2002(3).

	Three month period ended March 31,
	2002		2003
	€	%	€	%
	(€ in millions, except percentages)
Net sales by subsidiaries located in:
France	238	31.3	230	32.9
Italy	155	20.4	162	23.1
Rest of Europe(1)	120	15.8	118	16.9
United States and Canada	162	21.3	125	17.8
Rest of the World(2)	85	11.2	65	9.3
Total	760	100.0	700	100.0
Operating income of subsidiaries located in:
France	34	42.5	38	40.0
Italy	29	36.3	39	41.1
Rest of Europe(1)	(1)	(1.3)	5	5.3
United States and Canada	(3)	(3.8)	—	—
Rest of the World(2)	21	26.3	13	13.7
Total	80	100.0	95	100.0

(1)
Including principally Belgium, Poland, Portugal, Spain and the United Kingdom.

(2)
Including principally Brazil, Chile, Colombia and Mexico in Latin America, and India, South Korea and Thailand in Asia.

(3)
Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation. Specifically, beginning January 1, 2003, net sales are presented net of cash discounts to customers for prompt payment. The consolidated statement of income for the three-month period ended March 31, 2002 reflects this new presentation. For the three-month period ended March 31, 2002, cash discounts granted to customers amounted to €10.5 million and cash discounts received from suppliers amounted to €0.5 million.

        In order to provide investors with information on where we sell our products, the table below shows our consolidated net sales by destination for the first three months of 2002 on a restated basis and for the first three months of 2003. Sales by destination means all sales made to third parties by us in a given geographic segment.

	Three month period ended March 31,
	2002		2003
	€	%	€	%
	(€ in millions, except percentages)
Net sales to customers located in:
France	210	27.7	205	29.3
Italy	153	20.1	160	22.8
Rest of Europe(1)	124	16.3	123	17.6
United States and Canada	159	20.9	124	17.7
Rest of the World(2)	114	15.0	88	12.6
Total	760	100.0	700	100.0

(1)
Including principally Belgium, Poland, Portugal, Spain and the United Kingdom.

(2)
Including principally Brazil, Chile, Colombia and Mexico in Latin America, and India, South Korea and Thailand in Asia.

Factors that Affect our Results of Operations

        Net Sales.    Our net sales consist of sales less quantity discounts, rebates granted to customers and cash discounts for prompt payment. Net sales by segment include sales of products that are exported from the segment's geographic area, but exclude all intra-group sales.

        Our various national and regional markets have different demand trends, principally as a result of local economic conditions and local living standards, which affect the level of renovation, refurbishment and new building of homes, stores and office buildings, as well as the level of corporate investment in industrial facilities. Underlying demand is also linked to the rate of real estate turnover, since newly acquired properties are frequently renovated or refurbished. We estimate that approximately 60% of our consolidated net sales are generated from the renovation market, which we believe limits our exposure to the more cyclical nature of the new construction market.

        Changes in our consolidated net sales reflect five principal factors:

  (i)
  changes in sales volume (i.e., the number of units of each product sold in each period);

  (ii)
  the "mix" of products sold, including the proportion of new or upgraded products with higher prices;

  (iii)
  changes in product sales prices (including quantity discounts and rebates, and cash discounts for prompt payment);

  (iv)
  fluctuations in exchange rates between the euro and the currency in which the relevant subsidiary maintains its accounts, which affect the level of net sales from that subsidiary as expressed in euro upon consolidation; and

  (v)
  changes in the subsidiaries consolidated by us, principally as a result of acquisitions or disposals (which we refer to as "changes in the scope of consolidation").

        Consistent with our policy of decentralized management, each subsidiary sets the price of its products based on its costs and local market conditions with the local inflation rate being a key benchmark. Over the past three years, overall increases in average sales prices for our products have been slightly lower than the corresponding overall increases in inflation rates.

        Since January 1, 2002, changes in net sales recorded by us have been driven primarily by moderate increases and limited declines in demand in accordance with local economic conditions in our markets.

        Cost of Goods Sold.    Cost of goods sold consists principally of the following:

  •
  Costs of materials used in production.  Approximately one-half of the cost of production materials relates to components and semi-finished goods and the other half to raw materials. We purchase locally most of the materials used in production, and as a result the prices of these materials are generally determined by local market conditions. However, we aim to increase the percentage of production materials we purchase at group-level from the current 40% to 60% in order to benefit from economies of scale and enhanced purchasing power. Costs of production materials typically account for approximately 50% of cost of goods sold.

  •
  Salary costs and payroll charges for employees involved in manufacturing.  These generally increase on an aggregate basis as sales and production volumes increase, and decline as a percentage of net sales as a result of economies of scale associated with higher production volumes. Salaries and payroll charges typically account for approximately 30% of cost of goods sold.

  •
  The remaining cost of goods sold consists of:

  •
  depreciation of fixed assets, which have steadily increased over the past three years due to our acquisitions and capital expenditures;

  •
  outsourcing or subcontracting costs relating to services used by us on an occasional basis during periods of excess demand; and

  •
  other general manufacturing expenses, such as expenses for energy consumption.

        The main factors that influence cost of goods sold as a percentage of net sales include:

  (i)
  production volumes, as we achieve economies of scale through higher production volumes by spreading fixed production costs over a larger number of units produced;

  (ii)
  the implementation of cost control measures aimed at improving productivity, including automation of manufacturing processes, reduction of fixed production costs, refinements in inventory management and the coordination of purchasing within each subsidiary and at the group level; and

  (iii)
  product life cycles, as we typically incur higher cost of goods sold associated with manufacturing over-capacity during the initial stages of product launches and when we are phasing out discontinued products.

        Since January 1, 2002, changes in cost of goods sold have been driven primarily by variations in sales volumes, productivity drive and changes in the average market prices of production materials.

        Administrative and Selling Expenses.    Our administrative and selling expenses consist principally of the following:

  •
  salary costs and payroll charges for sales personnel and administrative staff, which typically account for almost one-half of our administrative and selling expenses. Aggregate expenses relating to our sales personnel generally increase or decrease principally with changes in sales volume due to the need to increase or decrease sales personnel to meet changes in demand. Aggregate expenses relating to our administrative staff are generally less influenced by changes in sales volumes;

  •
  expenses related to the use and maintenance of administrative offices;

  •
  other administrative expenses, including expenses relating to logistics and information systems;

  •
  general advertising expenses, which tend to increase as we launch new, higher value-added and more expensive products that require increased marketing efforts; and

  •
  other selling expenses, such as printing costs for catalogs and expenses incurred in connection with travel and communications.

        Since January 1, 2002, changes in administrative and selling expenses resulted primarily from our commitment to pursuing and even stepping up efforts in both research and development and sales & marketing, and the opening of a new logistics center in the Paris region.

        Operating Income.    Our operating income consists of net sales, less cost of goods sold, administrative and selling expenses and other operating expenses. Other operating expenses include, principally, amortization of goodwill, as well as research and development costs and employee profit sharing expenses. Operating income does not include our interest income (expense) (described below).

        In general, increases in sales volume and related increases in production volumes may generate economies of scale due to lower operating expenses per unit sold, which results in higher operating income, both in absolute terms and as a percentage of net sales. For example, in the France, Italy and the Rest of the World segments, where we have well-established market positions, operating income as a percentage of net sales is higher than in segments where our market position is less developed.

        Since January 1, 2002, changes in operating income resulted primarily from the divergence between variations in cost of goods sold and administrative and selling expenses and variations in net sales over the same period.

        Net Interest Expense.    Our net interest expense consists principally of interest income on cash and cash equivalents, less interest expense, including interest paid on the TSDIs and Yankee bonds and the amounts made available to us under the Senior Credit Facility. See "—Liquidity and Capital Resources".

        Changes in the Scope of Consolidation.    Consistent with our strategy of pursuing profitable revenue growth, in part through selective acquisitions of companies with high-quality products and existing market positions, we have made several acquisitions during the last three years.

        Our general policy is to consolidate or deconsolidate acquired or disposed companies and divisions on their date of acquisition or disposal in accordance with generally accepted accounting principles. However, when the consolidation or deconsolidation is not expected to have a material impact on our income or assets, we may, for reasons of practicality, consolidate or deconsolidate the acquired company or division on the first day of the fiscal year following the year during which the company or division has been acquired or disposed.

Excluding the Effect of Acquisitions

        In the discussion below, we sometimes refer to net sales or changes in net sales "excluding the effects of changes in the scope of consolidation." We believe that this measure is a useful tool in analyzing and explaining changes and trends in our historical consolidated net sales. Measures described as "excluding the effects of changes in the scope of consolidation" are computed as follows:

  Companies Acquired during the Current Period

        Where companies are acquired during the current period, the net sales of the acquired company are reflected in our consolidated statement of income for only the portion of the current period since the date of first consolidation. To analyze consolidated net sales excluding the effect of acquisitions, we include sales of the acquired company, based on sales information we receive from the party from whom we make the acquisition, for the portion of the prior period equal to the portion of the current period during which we actually consolidated the entity.

  Companies Acquired during a Prior Period

        Where companies were acquired during the prior period, the net sales of the acquired company are reflected in our consolidated statement of income for the entirety of the current period but only for the portion of the prior period since the date of first consolidation. To analyze consolidated net sales excluding the effect of acquisitions, we include sales of the acquired company, based on sales information we receive from the party from whom we make the acquisition, for the portion of the prior period during which we did not consolidate the entity.

  Disposals during the Current Period

        Where companies are disposed during the current period, the net sales of the company disposed are reflected in our consolidated statement of income for only the portion of the current period prior to the date of disposal and deconsolidation. To analyze consolidated net sales excluding the effect of disposals, we include sales of the acquired company, based on sales information we receive from the party from whom we make the acquisition, for the portion of the prior period equal to the portion of the current period during which we actually consolidated the entity prior to its disposal.

  Disposals during a Prior Period

        Where companies were disposed during the prior period, the net sales of the company disposed are not reflected in our consolidated statement of income for the current period. To analyze consolidated net sales excluding the effect of disposals, we exclude sales of the disposed company for the prior period.

  Using constant exchange rates

        Our consolidated historical net sales include the effects of exchange rates differences between the euro and other currencies. To analyze consolidated net sales excluding the effects of these changes, we use constant exchange rates (by adjusting prior year reported sales using current period exchange rates) to compare year-to-year changes in net sales. We believe that this measure is a useful tool in analyzing and explaining changes and trends in our historical consolidated net sales. This is referred to as "using constant exchange rates" in the discussions below.

  Reconciliation of Net Sales

        Summarized below is a reconciliation of net sales as reported under French GAAP to net sales excluding the effect of changes in the scope of consolidation and using constant exchange rates.

        Reconciliation of net sales by location

	First three months of, 2002
	Consolidated	France	Italy	Rest of Europe	US and Canada	RoW
	(€ in millions)
Net sales as reported	760	238	155	120	162	85
Reconciling items:
Changes in scope of consolidation	–5	–3			–2
Using constant exchange rates	–58			–3	–28	–27
Net sales as adjusted(1)	697	235	155	117	132	58

(1)
Represents net sales as reported excluding the effects of changes in the scope of consolidation and the use of constant exchange rates.

        Reconciliation of net sales by destination

	First three months of, 2002
	Consolidated	France	Italy	Rest of Europe	US and Canada	RoW
	(€ in millions)
Net sales as reported	760	210	153	124	159	114
Reconciling items:
Changes in scope of consolidation	–5	–2			–3
Using constant exchange rates	–58			–3	–28	–27
Net adjusted sales by location as adjusted(1)	697	208	153	121	128	87

(1)
Represents net sales as reported excluding the effects of changes in the scope of consolidation and the use of constant exchange rates.

Additional factors that will affect our future results of operations

        The Acquisition, the application of purchase accounting adjustments related thereto, and the related transactions will affect our future results of operations. In particular, increased interest rate associated with the amounts borrowed by us under the credit agreement related to the Acquisition (compared to the interest rate for debt that was paid off) will increase our interest expense significantly.

Overview of Comparative Periods

First quarter 2003 compared to first quarter 2002

  Net Sales

        Our consolidated net sales decreased by 7.9% to €700 million in the first three months of 2003, compared with €760 million in the first three months of 2002. This resulted from:

  •
  a 7.6% decrease in net sales due to unfavorable fluctuations in currency exchange rates;

  •
  a 0.7% decrease in net sales due to changes in the scope of consolidation;

  •
  a 0.4% increase excluding the effects of changes in the scope of consolidation and using constant exchange rates;

        France.    Net sales of our French subsidiaries decreased by 3.4% to €230 million in the first three months of 2003, compared with €238 million in the first three months of 2002. This decrease was the result of a 2.0% decrease in net sales (excluding the effects of changes in the scope of consolidation), due to a decrease in the level of market demand in France and a decrease in export sales from the French subsidiaries to markets outside.

        Excluding the effects of changes in the scope of consolidation, the net sales to customers located in France decreased by 1.4% in the first three months of 2003 compared with the first three months of 2002.

        Italy.    Net sales by our Italian subsidiaries increased by 4.5% to €162 million in the first three months of 2003, compared with €155 million in the first three months of 2002. This increase was mainly driven by good commercial performance related to some product lines despite unfavorable market conditions.

        Net sales to customers located in Italy, including sales made to Enel, increased by 4.5% in the first three months of March 2003 compared with the first three months of March 2002.

        Changes in the scope of consolidation had no material impact on net sales in the Italy segment.

        Rest of Europe.    Net sales by our subsidiaries in the Rest of Europe segment decreased by 1.7% to €118 million in the first three months of 2003, compared with €120 million in the first three months of 2002. Excluding the effect of acquisitions, this increase reflected a 0.3% increase in sales and a 2.6% decrease in sales due to unfavorable fluctuations in currency exchange rates.

        Excluding the effects of changes in the scope of consolidation and using constant exchange rates, net sales by destination of our products in European countries other than France and Italy increased by 1.6% in the first three months of 2003 compared with the first three months of 2002.

        United States and Canada.    Net sales by our subsidiaries in the United States and Canada segment decreased by 22.8% to €125 million in the first three months of 2003, compared with €162 million in the first three months of 2002. This decrease resulted primarily from a 4.5% decrease in net sales excluding the effects of the changes in the scope of consolidation and using constant exchange rates, a 1.4% decrease in net sales due to changes in the scope of consolidation and a 18% decrease in net sales due to unfavorable fluctuations in currency exchange rates.

        Excluding the effects of changes in the scope of consolidation and using constant exchange rates, net sales by destination of our products in the United States and Canada decreased by 3.1% in the first three months of 2003 compared with the first three months of 2002. This decline was the result of the continuing depressed market conditions in the United States, especially in the commercial and industrial sectors where most of our sales in the United States are made.

        Rest of the World.    Net sales by our subsidiaries in the Rest of the World segment decreased by 23.5% to €65 million in the first three months of 2003 compared with €85 million in the first three months of 2002. This decrease resulted from a 29.0% decrease in net sales due to unfavorable fluctuations in currency exchange rates, especially in Brazil and in Mexico, and a 0.4% decrease in net sales due to changes in the scope of consolidation, partially compensated by a 8.2% increase in net sales excluding the effects of acquisitions and using constant exchange rates.

        Excluding the effects of acquisitions and using constant exchange rates, net sales by destination of our products in countries in the Rest of the World increased by 1.2% in the first three months of 2003 compared with the first three months of 2002.

  Operating Expenses

  Cost of goods sold

        Our consolidated cost of goods sold decreased by 11.4% to €379 million in the first three months of 2003 compared with €428 million in the first three months of 2002. The decrease in consolidated cost of goods sold resulted primarily from:

  •
  a 7.9% decrease in consolidated net sales;

  •
  a continuous productivity improvement combined with cost cutting measure in response to the depressed economic environment.

        Overall, our consolidated cost of goods sold as a percentage of consolidated net sales decreased to 54.1% in the first three months of 2003 compared with 56.3% in the first three months of 2002.

        France.    Cost of goods sold in the France segment decreased by 5.2% to €109 million in the first three months of 2003 from €115 million in the first three months of 2002, while net sales decreased by 3.4% over the same period. As a percentage of net sales, cost of goods sold in the France segment decreased to 47.4% in the first three months of 2003 compared with 48.3% in the first three months of 2002.

        Italy.    Cost of goods sold in the Italy segment decreased by 3.5% to €82 million in the first three months of 2003 from €85 million in the first three months of 2002, while net sales increased by 4.5% over the same period. This decrease in the cost of goods sold resulted primarily from (i) a decrease in the average purchase price of production materials and (ii) a reduction in purchases of production materials due to lower net sales to Enel. As a percentage of net sales, cost of goods sold in the Italy segment decreased to 50.6% in the first three months of 2003 compared with 54.8% in the first three months of 2002.

        Rest of Europe.    Cost of goods sold in the Rest of Europe segment decreased by 3.8% to €77 million in the first three months of 2003 from €80 million in the first three months of 2002, while net sales decreased by 1.7% over the same period. Cost of goods sold in the Rest of Europe segment decreased, as a percentage of net sales, to 65.3% in the first three months of 2003 compared with 66.7% in the first three months of 2002.

        United States and Canada.    Cost of goods sold in the United States and Canada segment decreased by 25.2% to €77 million in the first three months of 2003 from €103 million in the first three months of 2002, while net sales decreased by 22.8% over the same period. This decrease resulted primarily from (i) a reduction in purchases of production materials due to lower net sales, and (ii) the effect of workforce reductions. As a result of these cuts, the average number of employees in production as of March 31, 2003 decreased by 16.3% (approximately 380 employees) compared with March 31, 2002. Cost of goods sold in the United States and Canada segment, as a percentage of net sales, decreased to 61.6% in the first three months of 2003 compared with 63.6% in the first three months of 2002.

        Rest of the World.    Cost of goods sold in the Rest of the World segment decreased by 24.4% to €34 million in the first three months of 2003 from €45 million in the first three months of 2002, while net sales decreased by 23.5% over the same period. As a percentage of net sales, the cost of goods sold in the Rest of the World segment decreased to 52.3% in the first three months of 2003 compared with 52.9% in the first three months of 2002.

  Administrative and selling expenses

        Our consolidated administrative and selling expenses decreased by 7.8% to €187 million in the first three months of 2003 compared with €203 million in the first three months of 2002, while consolidated net sales decreased by 7.9% over the same period.

        The decrease in consolidated administrative and selling expenses was principally driven by the decrease in the administrative and selling expenses in France, in the United States and Canada and in the Rest of the World, attributable to lower net sales, the cost-cutting measures implemented in 2002 and 2003, and significant fluctuations in exchange rates, partially offset by costs related to increased advertising and commercial expenses to support sales.

        As a percentage of net sales, consolidated administrative and selling expenses remained at 26.7% in the first three months of 2003 compared with the first three months of 2002.

        France.    Administrative and selling expenses in the France segment decreased by 5.6% to €67 million in the first three months of 2003 from €71 million in the first three months of 2002, while net sales decreased by 3.4% over the same period. As a percentage of net sales, administrative and selling expenses in the France segment decreased to 29.1% in the first three months of 2003 compared with 29.8% in the first three months of 2002.

        Italy.    Administrative and selling expenses in the Italy segment increased by 6.5% to €33 million in the first three months of 2003 from €31 million in the first three months of 2002, while net sales increased by 4.5% over the same period. As a percentage of net sales, administrative and selling expenses in the Italy segment increased moderately to 20.4% in the first three months of 2003 compared with 20% in the first three months of 2002.

        Rest of Europe.    Administrative and selling expenses in the Rest of Europe segment remained stable at €34 million in the first three months of 2003 compared with the first three months of 2002, while net sales decreased by 1.7% over the same period. As a result, administrative and selling expenses in the Rest of Europe segment increased, as a percentage of net sales, to 28.8% in the first three months of 2003 compared with 28.3% in the first three months of 2002.

        United States and Canada.    Administrative and selling expenses in the United States and Canada segment decreased by 20.8% to €38 million in the first three months of 2003 from €48 million in the first three months of 2002, while net sales decreased by 22.8% over the same period. As a percentage of net sales, administrative and selling expenses increased to 30.4% in the first three months of 2003 compared with 29.6% in the first three months of 2002.

        Rest of the World.    Administrative and selling expenses in the Rest of the World segment decreased by 16.7% to €15 million in the first three months of 2003 from €18 million in the first three months of 2002, while net sales decreased by 23.5% over the same period. As a percentage of net sales, administrative and selling expenses in the Rest of the World segment increased to 23.1% in the first three months of 2003 compared with 21.2% in the first three months of 2002.

  Operating income

        Our consolidated operating income increased by 18.8% to €95 million in the first three months of 2003 from €80 million in the first three months of 2002. This increase in consolidated operating income resulted primarily from:

  •
  a 11.4% decrease in the cost of good sold partially offset by a 7.9% decrease in consolidated net sales in the first three months of 2003 compared with the first three months of 2002;

  •
  a 7.4% decrease in administrative and selling expenses in the first three months of 2003 compared with the first three months of 2002.

        Consolidated operating income as a percentage of consolidated net sales increased to 13.6% in the first three months of 2003 compared with 10.5% in the first three months of 2002.

        France.    Operating income in the France segment increased by 11.8% to €38 million in the first three months of 2003 compared with €34 million for the first three months of 2002. As a percentage of net sales, operating income in the France segment increased to 16.5% in the first three months of 2003 compared with 14.3% in the first three months of 2002.

        Italy.    Operating income in the Italy segment increased by 34.5% to €39 million in the first three months of 2003 compared with €29 million in the first three months of 2002. This increase was due to the fact that cost of goods sold decreased by 3.5% in the first three months of 2003 compared with the first three months of 2002, while net sales increased by 4.5%. As a percentage of net sales, operating income in the Italy segment increased to 24.1% in the first three months of 2003 compared with 18.7% in the first three months of 2002.

        Rest of Europe.    Operating income in the Rest of Europe reached a profit of €5 million in the first three months of 2003 compared with a loss of €1 million in the first three months of 2002. This increase was principally due to a 3.8% decrease of cost of good sold partially offset by a 1.7% decrease in net sales in the first three months of 2003 compared with the first three months of 2002. As a percentage of net sales, operating income in the Rest of Europe segment increased to 4.2% in the first three months of 2003 compared with 0.8% loss in the first three months of 2002.

        United States and Canada.    Operating income in the United States and Canada segment reached a balanced operating result in the first three months of 2003 compared with a loss of €3 million in the first three months of 2002. This increase was mainly due to (i) a 25.2% decrease in cost of goods sold in the first three months of 2003 compared with the first three months of 2002, and (ii) a 20.8% decrease in administrative and selling expenses over the same period, which more than offset the 22.8% decrease in net sales over the same period.

        Rest of the World.    Operating income in the Rest of the World segment decreased by 38.1% to €13 million in the first three months of 2003 from €21 million in the first three months of 2002. This decrease was mainly due to a reduction in net sales by 23.5% over the same period. As a percentage of net sales, operating income in the Rest of the World segment declined to 20.0% in the first three months of 2003 from 24.7% in the first three months of 2002.

  Net interest expense

  •
  Our consolidated net interest expense increased by 6.3% to €17 million in the first three months of 2003 from €16 million in the first three months of 2002. As a percentage of net sales, net interest expense increased to 2.4% at the end of the first three months of 2003 from 2.1% at the end of the first three months of 2002.

  Income tax

        Our consolidated income tax expenses increased by 36.8% to €26 million in the first three months of 2003 from €18 million in the first three months of 2002.

  Net income

        Our consolidated net income decreased by 75.6% to €10 million in the first three months of 2003 from €41 million in the first three months of 2002, mainly resulting from:

  •
  A €15 million increase of operating income more than offset by:

  •
  a €32 million increase of other exceptional expenses relating to optimization of production facilities;

  •
  a €6 million increase in exchange loss;

  •
  a €7 million increase in income taxes.

Liquidity and Capital Resources

  Historical cash flows

        The table below summarizes our cash flows for the first three months of 2003 and the first three months of 2002:

	March 31, 2002	March 31, 2003
	(€ in millions)
Working capital provided from operations	106	91
Net cash provided from operating activities	88	65
Net cash (used in) provided from investing activities	152	(139)
Net cash (used in) provided from financing activities	(288)	(319)
Increase (reduction) in cash and cash equivalents	(47)	(396)

  Working capital provided from operations

        Working capital provided from operations represents net income attributable to us before non-cash charges, principally depreciation and amortization and changes in long-term deferred taxes and other long-term assets and liabilities. Working capital provided from operations decreased by 14.1%, or €15 million, to €91 million in the first three months of 2003 from €106 million in the first three months of 2002.

        The main factors affecting changes in working capital provided from operations were:

  •
  changes in net income, which decreased by 75.6% in the first three months of 2003 compared with the first three months of 2002, and

  •
  an increase in the first three months of 2003 of other items such as exceptional non cash expenses compared with the first three months of 2002.

  Net cash provided from operating activities

        Net cash provided from operating activities is defined as working capital provided from operations adjusted to reflect, principally, changes in operating assets and liabilities (net of the effect of investments in consolidated entities), such as accounts receivable, inventories and accounts and notes payable, as well as gains or losses on fixed asset disposals and gains or losses on sales of securities.

        Our net cash from operating activities amounted to €65 million as of March 31, 2003, compared to €88 million as of March 31, 2002, a 26.1% decrease. The decrease in net cash provided from operating activities of €23 million in the first three months of 2003 was attributable to the decrease in working capital provided from operations, and by unfavorable changes in operating assets and liabilities.

  Net cash used in, or provided from, investing activities

        Our net cash used in investing activities as of March 31, 2003 amounted to €139 million, compared with net cash provided from investing activities of €152 million as of March 31, 2002.

        Capital expenditures amounted to €33 million as of March 31, 2003, a decrease of 8.3% from €36 million as of March 31, 2002. The decrease in capital expenditures to 4.7% of net sales recorded in 2002 is mainly attributable to stricter controls of capital expenditures, notably those targeting an increase in production capacity, due to depressed economic climate.

  Net cash used in, or provided from, financing activities

        Our net cash used in financing activities during the first three months of 2003 amounted to €319 million, compared with net cash used in financing activities of €288 million in the first three months of 2002. The increase in net cash used in financing activities results mainly from repayment of the borrowings and treasury notes, partly offset by new borrowings.

  Historical Debt

        Our gross debt (defined as the sum of TSDIs, long-term borrowings and short-term borrowings, including commercial programs and bank overdrafts) amounted to €1,103 million as of March 31, 2003, compared to €2,283 million as of March 31, 2002. Our cash and cash equivalents and marketable securities (including restricted cash) amounted to €291 million as of March 31, 2003, compared to €851 million as of March 31, 2002. Our total net debt (defined as gross debt less cash and cash equivalents and marketable securities) amounted to €812 million as of March 31, 2003, compared to €1,432 million as of March 31, 2002.

        The ratio of net debt to shareholders' equity was 46.1% as of March 31, 2003, compared to 77.8% as of March 31, 2002.

        Our borrowed funds consisted principally of the following as of March 31, 2003:

  •
  approximately €201 million of indebtedness under the TSDIs, issued on December 1990 and March 1992 through a private placement, in an aggregate nominal value of Fr3,000 million (€457 million) in 1990 and Fr2,000 million (€305 million) in 1992, respectively.

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  Approximately €371 million under the 8.5% Yankee bonds, issued on February 14, 1995 and due February 15, 2025, with an aggregate principal amount of $400 million.

  •
  Other debt amounting to €530 million as of March 31, 2003, compared to €1,513 million as of March 31, 2002. This debt consisted of: (i) other long-term debt of €363 million as of March 31, 2003, compared to €459 million as of March 31, 2002 and (ii) short-term debt of €167 million as of March 31, 2003, compared to €1,054 million as of March 31, 2002. A significant portion of our historical short-term debt was comprised of commercial paper bearing interest based on EONIA, typically with a maturity of one-month. There is no commercial paper outstanding as of March 31, 2003 compared to €659 million as of March 31, 2002. The average interest rate for our commercial paper issuances amounted to 3.4% in 2002. The decrease in short-term debt in 2002 mainly reflects the reduction in commercial paper and bank overdrafts.

Liquidity and Capital Resources

        Historically, our principal uses of cash have been for working capital, capital expenditure, research and development, acquisitions and debt service. We have funded these requirements with cash flows from operations, commercial paper programs, bank overdrafts and long-term borrowings (primarily in the form of the Yankee bonds and the TSDIs). Following the Acquisition and the related transactions, our indebtedness and debt service requirements have increased significantly, and we no longer benefit from access to the commercial paper market to fund short-term liquidity requirements.

  Senior Credit Facility

        The Company, Legrand SNC and Legrand Holdings, Inc. are currently among the borrowers under the Senior Credit Facility, dated July 26, 2002 as amended and restated on December 5, 2002 (the "Senior Credit Facility"), among FIMAF, Lumina Financing 1, certain subsidiaries of FIMAF, including the Company and Credit Suisse First Boston (Europe) Limited, Lehman Brothers International (Europe) and the Royal Bank of Scotland plc as mandated joint lead arrangers, Credit Suisse First Boston International, Lehman Brothers Bankhaus AG London Branch and the Royal Bank of Scotland plc and other financial institutions listed therein as lenders and the Royal Bank of Scotland as the facility agent.

        The facilities provided to the borrowers pursuant to the Senior Credit Facility consist of three term facilities (Term A Advance (€722 million), Term B Advance (€425 million) and Term C Advance (€425 million)), a borrowing base facility (up to €300 million or an amount equal to 80% of eligible receivables of the borrower. Receivables are eligible if they, among other things, relate to goods or services which have already been supplied, are not more than 60 days overdue, are not in dispute, have arisen in the normal course of business, do not exceed certain limitations on the total amount of eligible receivables relating to a single borrower and in respect of which finance parties under the Senior Credit Facility may take a first priority security assignment or equivalent security) and a revolving credit facility (up to €250 million). In addition there was a bridge facility in the amount of €100 million which was later cancelled. All of these facilities were fully drawn as of December 31, 2002 other than the revolving credit facility (which remained undrawn).

        The term advances under the Senior Credit Facility were partially funded through a special purpose financing company organized in Luxembourg which utilized the proceeds of those advances to purchase funding bonds of our parent company FIMAF; some of the term advances were funded directly to the Company and its subsidiaries.

  Interest Rates and Fees

        The interest rate on each advance under the Senior Credit Facilities for each interest period is the rate per annum determined by the Facility Agent to be the aggregate of the applicable (x) margin (see below), (y) EURIBOR (in the case of an advance denominated in euro) or LIBOR (in the case of an advance denominated in a currency other than euro) and (z) any mandatory cost. Interest accrues daily from and including the first day of an Interest Period (as defined in the Senior Credit Facility) and is calculated on the basis of a 360 day year or (in the case of a Sterling advance) a 365 day year.

        The margins for the Term A Advance, the Term B Advance, the Term C Advance, the borrowing base facility and the Revolving Facility are 2.25%, 2.75%, 3.25%, 2.25% and 2.25% respectively. There is a margin adjustment mechanism in relation to the margin applicable to the Term A Advance, the Term B Advance, the borrowing base facility and the revolving facility which can be triggered at any time after the first anniversary of the date of the closing of the Acquisition if our and our subsidiaries' quarterly consolidated management accounts delivered to the Facility Agent show that for the last four accounting quarters ending on the date on which such accounts are most recently drawn up, the ratio of our total net debt to EBITDA is below the thresholds set out in the Senior Credit Facility (in which case the applicable margin will be reduced to the amount specified in the Senior Credit Facility).

        Pursuant to the Senior Credit Facility, the Company and its subsidiaries to whom the lenders made funds available under the Senior Credit Facility is obligated to pay the following fees to the lenders in respect of the amounts made available to each of them:

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  with respect to the Revolving Facility, 0.625% annually on the daily aggregate amount of the undrawn portion of the Revolving Facility minus the amount of any ancillary facility made available under the senior credit agreement;

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  with respect to the Borrowing Base Facility, 0.625% annually on the daily aggregate amount of the undrawn portion of the Borrowing Base Facility;

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  commission at a rate equal to the margin applicable to the Revolving Facility on the relevant Lender's maximum actual and/or contingent liability from day to day in respect of any bank guarantee issued by that Lender under the Revolving Facility, payable quarterly in arrear; and

  •
  0.125% per annum from day to day on the maximum actual and/or contingent liability of the issuing bank Lender under any bank guarantee issued under the Revolving Facility.

        All fees payable under the Senior Credit Facility are payable exclusive of any value added tax or other similar tax charge on or in connection with those fees.

        FIMAF, the Company and certain of our operating subsidiaries have guaranteed all or some of the borrowings outstanding under the Senior Credit Facility (including the senior funding bonds as described below). Legrand SA, Legrand SNC, Legrand Holding, Inc., Pass & Seymour, Inc., The Wiremold Company Inc., Ortronics, Inc., PB Finelectric BV, Desmag SA, BTicino de Mexico SA de CV, EEI Electric BV, BTicino NV, BTicino Quintela SL, Legrand UK Limited, Legrand Electrics Limited, Power Center Limited, Wiremold Limited, AE Chessy SAS, and The Watt Stopper Holding, Inc. are guarantors under the Senior Credit Facility. In addition, certain of the assets of the borrowers and guarantors have been pledged as collateral to secure the amounts borrowed under the Senior Credit Facility. The pledges and security interests include pledges and security interests over shares in certain material subsidiaries (including Legrand SNC, Planet Wattohm SNC, in France, and our subsidiaries in other jurisdictions such as the UK, Luxembourg, Spain and Belgium), business receivables, bank accounts, certain intellectual property and certain other French assets. Certain US subsidiaries of the Company, including The Wiremold Company, have granted pledges over shares in their material subsidiaries, real and intellectual property and receivables. EEI BV has granted pledges over shares in BTicino and Legrand SNC has granted pledges over its business, bank accounts and receivables. In addition each obligor under the Senior Credit Facility has agreed to grant such further security over its material assets as is legally possible and reasonably practicable and not unreasonably costly (including pledges of shares of certain material subsidiaries, other subsidiaries with material assets, assignments of receivables and pledges over certain bank accounts). Each of the foregoing security is limited so that the maximum amount that can be secured by any mortgage granted over plant, property and equipment by us and certain of our subsidiaries in connection with the amounts outstanding under the Senior Credit Facility is limited to the amount that can be secured under the indenture relating to the Yankee bonds without creating a requirement to cause the Yankee bonds to be equally and rateably secured by such collateral.

        Each guarantor, subject to certain legal limitations set out in the Senior Credit Facility, irrevocably and unconditionally and jointly and severally (i) guarantees to each lender and the other finance parties punctual performance by each borrower and guarantor, other than Lumina Financing 1 Sarl ("Lumina Financing 1"), of all such obligor's obligations under the Senior Credit Facility and (ii) undertakes with each lender and finance party under the Senior Credit Facility that whenever an obligor other than Lumina Financing 1 does not pay any amount when due under or in connection with any senior finance document (other than the senior funding bonds), that guarantor shall immediately pay that amount as if it were the principal obligor and (iii) agrees to indemnify each finance party immediately upon demand against any cost, loss or liability suffered by that finance party as a result of the guarantee being unenforceable, invalid or illegal.

        Pursuant to the senior funding bonds guarantee entered into on December 10, 2002, certain of our subsidiaries, including PB Finelectric BV, Desmag SA, BTicino de Mexico SA de CV, EEI Electric BV, Pass & Seymour Inc., The Wiremold Company and Ortronics Inc., irrevocably and unconditionally guaranteed to Lumina Financing 1: (i) punctual performance by FIMAF of its obligations under the senior funding bonds, (ii) payment on demand of any amounts due to Lumina Financing 1 under the senior funding bonds in the event of failure by FIMAF to pay such amounts, (iii) indemnity to Lumina Financing 1 for any cots, loss or liability suffered by Lumina Financing 1 if any guarantee by FIMEP becomes invalid, unenforceable or illegal.

        The obligations of each guarantor under the Senior Credit Facility and the senior funding bonds extend to the ultimate balance of all amounts payable under the Senior Credit Facility and/or senior funding bonds respectively, regardless of any intermediate payment or discharge in whole or in part. However, to comply with local laws, the obligations of the guarantors are subject to limitations on the amounts guaranteed (which may be contained in the Senior Credit Facility or an accession document by which any of our subsidiaries became guarantor under the Senior Credit Facility in respect of guarantees under the Senior Credit Facility or the senior funding bonds guarantee in respect of guarantees under senior funding bonds). With respect to guarantees by subsidiaries incorporated in the United States, the maximum liability thereunder is limited to the amount which can be guaranteed by such guarantor under applicable United States federal and state laws relating to the insolvency of debtors. Furthermore, limitations are placed on guarantees of the obligations of US holding companies in respect of guarantees by their subsidiaries and pledges of the stock of their subsidiaries where such guarantees would have material adverse tax consequences for such US obligor. Each guarantee by a French guarantor is limited to (i) a guarantee of the obligations of such guarantor's subsidiaries under the Senior Credit Facility and (ii) a guarantee of the obligations of each other obligor, but limited to an amount equal to the amounts borrowed (directly or through intercompany loan) by such French guarantor under the Senior Credit Facility. Guarantees by the Luxembourg entities are limited to the greater of a percentage of current "own funds" (capitaux propres) or own funds on the date of the guarantee. Other guarantees are limited under similar provisions. The lenders under the Senior Credit Facility lent €198 million to the Company under the term facilities and an additional €82 million under the borrowing base facility of the Senior Credit Facilities to allow the Company to reimburse indebtedness existing at the date of the Acquisition. As of December 31, 2002, the Company and its subsidiaries were the borrowers with respect to approximately €280 million under the Senior Credit Facility.

        Subject to certain conditions, FIMAF has agreed to procure that any subsidiary of FIMEP which accounts for five percent or more of the EBITDA or total sales or gross assets of FIMEP and its subsidiaries shall become a guarantor within ten business days of meeting such five percent threshold provided that the granting of any such guarantee is not prohibited by law of the respective jurisdiction of the relevant subsidiary.

        The Term A Advance must be repaid in installments beginning on September 30, 2003 and continuing through to the date falling seven years after the date of the closing of the Acquisition. The Term B Advance must be repaid in two equal semi-annual installments, the first installment falling on the date 180 days prior to the second installment and the second installment on the eighth anniversary of the date of the closing of the Acquisition. The Term C Advance must be repaid in two equal semi-annual installments, the first installment falling on the date 180 days prior to the second installment and the second installment on the ninth anniversary of the date of the closing of the Acquisition.

        Advances under the borrowing base facility must be repaid on the last day of each interest period with respect to the advance (one, two, three or six month periods) and amounts repaid may be redrawn subject to satisfaction of certain conditions, including (in relation to any drawing after June 10, 2003) adequate borrowing base coverage. The borrowing base facility must be repaid in full on the seventh anniversary of the date of the closing of the Acquisition.

        The revolving facility is available for up to seven years following the date of the closing of the Acquisition. Each advance under the revolving facility must be repaid on the last day of each interest period with respect to the advance and amounts repaid may be redrawn (subject to satisfaction of certain conditions). The revolving facility must be repaid in full on the seventh anniversary of the date of the closing of the Acquisition. We may not draw under the revolving facility if, among other things, a default has occurred and is continuing or if certain repeated representations are not true.

        The Senior Credit Facility contains certain negative undertakings that restrict us and each of our subsidiaries that is an obligor thereunder subject to certain customary and agreed exceptions, from: (i) amalgamating, merging or consolidating with any other person or being the subject to any reconstruction; (ii) making a material change to the nature of the business that would result in a material change to the business of the group taken as a whole, (iii) amending or agreeing to amend its constitutional documents or allowing its subsidiaries to amend or agree to amend their constitutional documents to the extent that any such amendment would have material adverse effect on the lenders or any other finance party, (iv) in the case of our direct and indirect parent companies carrying on any business or acquiring any assets which would result in a material change to the business of the FIMEP and its subsidiaries taken as a whole, (v) selling, transferring, leasing out or otherwise disposing of any of its assets, (vi) creating or permitting to subsist any security over any part of its assets or the assets of its subsidiaries, (vi) acquiring any assets or shares or allowing any of its subsidiaries to acquire any assets or shares, (vii) entering into any joint venture, partnership or similar agreement, (viii) incurring or permitting to be outstanding any financial indebtedness or allowing its subsidiaries to incur or permit to be outstanding, (ix) granting or making available any guarantee, (x) making any loans or granting any credit to any persons and allowing any of its subsidiaries to make any loans or to grant credit to any person ad allowing its subsidiaries to make any loans or grant credit to any person, (xi) entering into derivative instruments, (xii) agreeing to any amendment or waiver of any terms of the documents relating to the Acquisition, (xiii) allotting or issuing any shares or equity securities or allowing any of its subsidiaries to allot or issue any shares or equity securities, (xiv) redeeming, purchasing, retiring or otherwise acquiring any shares or warrants issued by or otherwise reducing its capital or allowing its subsidiaries to do the same, (xv) declaring or paying any dividend or making any other distribution or payment of interest or any other amounts on or in respect of its share capital or any class of its share capital or allowing its subsidiaries to do the same, (xvi) making any repayment of principal or payment of interest on any subordinated finance instruments except as permitted under other financing documents relating to the Acquisition, (xvii) making any payment to the Consortium members or any of their affiliates by way of management, royalty or similar fee or allowing its subsidiaries to do the same, (xviii) being a party to any contractual or similar restriction by which any company in the group is prohibited from making loans, transferring assets or making any payment of dividends, distribution of income or other amounts to its holding company or allowing its subsidiaries to do the same, and (ix) making any payments other than as they fall due under the terms of the TSDIs, the Yankee bonds and the related derivative instruments.

        The Senior Credit Facility also requires each obligor to observe certain affirmative undertakings, including but not limited to, undertakings related to (i) the maintenance of all consents, filings, authorizations and status, (ii) our and our subsidiaries' consolidation for tax purposes ("Intégration Fiscale") and ensuring that such consolidated French tax regime will be in place by the financial year commencing January 2003, (iii) implementation of the Minority Buy-Out Offer, (iv) insurance, (v) intellectual property, (vi) the payment of taxes, (vii) pension schemes, (viii) the implementation of policies regarding upstreaming cash flows, (ix) compliance with the relevant laws, rules and regulations relating to the environment, (x) transaction documents and (xi) information and accounting.

        In addition the Senior Credit Facility contains financial covenants, comprising: (i) minimum net interest coverage, (ii) minimum cash flows coverage, (iii) minimum net total debt and senior leverage, (iv) maximum capital expenditure.

  Maturity

        The advances under the Term A Advance are to be repaid in installments commencing on September 30, 2003, then December 31, 2003 and thereafter semi-annually and continuing through to the date falling seven years after the date of the closing of the Acquisition. The advances under the Term B Advance are to be repaid in two equal semi-annual installments, the first installment falling on the date 180 days prior to the second installment and the second installment on the eighth anniversary of the date of the closing of the Acquisition. The advances under the Term C Advance are to be repaid in two equal semi-annual installments, the first installment falling on the date 180 days prior to the second installment and the second installment on the ninth anniversary of the date of the closing of the Acquisition. Each advance under the Borrowing Base Facility is to be repaid on the maturity date of such advance and amounts repaid may (subject to satisfaction of the conditions contained in the senior credit agreement) be redrawn provided, however, that all amounts outstanding under the Borrowing Base Facility shall be repaid in full on the seventh anniversary of the date of the closing of the Acquisition. Each advance under the Revolving Facility is to be repaid on its maturity date and amounts repaid may be redrawn, provided, however, that all amounts outstanding under the Revolving Facility shall be repaid in full on the seventh anniversary of the date of the closing of the Acquisition. The Revolving Facility provides that, for a period of at least fifteen consecutive days during the period of twelve months which commences on the date that the Acquisition occurs, the amounts outstanding under the Revolving Facility shall be reduced so as not to exceed €50 million. Such period started on December 10, 2002 and has already expired.

  Prepayments

        For the purposes of the following, "Original Equity Investors" means KKR and Wendel and "Listing" means admission to trading of all or part of the share capital of Legrand or any holding company of Legrand or any material subsidiary on any recognized investment exchange in any jurisdiction or country.

        A Borrower under any Term Facility may prepay all or any part of a Term Advance at any time provided that (i) the Facility Agent has received no less than four business days' irrevocable notice from FIMAF, (ii) any partial prepayment is in a minimum amount of €10,000,000 and, if greater, an integral multiple of €2,500,000 and (iii) if paid on a day other than on the last day of the interest period for the relevant Term Advance the relevant Borrower indemnifies the Lenders against any loss other than consequential and incidental loss (including loss of profit other than consequential loss and excluding the margin) incurred as a result of prepayment on such other date.

        All Senior Credit Facilities will be cancelled and reduced to zero and all loans under the senior credit agreement must be prepaid upon the occurrence of certain change of control events, including:

  •
  at any time prior to a Listing, the Original Equity Investors cease to be the owners of more than 50.1% of FIMEP's equity share capital on a fully diluted basis or of equity share capital having the right to cast more than 50.1% of votes capable of being cast in FIMEP's general meetings on a fully diluted basis; or

  •
  until the earlier of a Listing or the second anniversary of the date of the closing of the Acquisition, any Original Equity Investor ceases to be the owner of more than 20% of FIMEP's equity share capital on a fully diluted basis (excluding certain shares and rights to shares of the Company or any other holding company of the Company subscribed by officers and employees of our group) or of equity share capital having the right to cast more than 20% of votes capable of being cast in our general meetings on a fully diluted basis (excluding certain shares and rights to shares of the Company or any other holding company of the Company subscribed by officers and employees of our group); or

  •
  at any time on or following a Listing, the Original Equity Investors cease to be the owners of more than 33.3% of the equity share capital and of the equity share capital having the right to cast more than 33.3% of the votes capable of being cast in our general meeting on a fully diluted basis (excluding certain shares and rights to shares of the Company or any other holding company of the Company subscribed by officers and employees of our group) or any person (other than the Original Equity Investors) or a group of persons acting in concert are the owners of equity share capital having the right to cast a greater percentage on a fully diluted basis (excluding certain shares and rights to shares of the Company or any other holding company of the Company subscribed by officers and employees of our group) of votes capable of being cast in our general meetings than such percentage then owned by the Original Equity Investors, unless at such time the Original Equity Investors have the right or the ability to elect or designate for election a majority of the members of our board of directors.

        If a Listing occurs which is of the Company, its material subsidiaries or any of the holding companies of the Company and does not result in a change of control as described above, then:

  •
  each Borrower will, on the settlement date of such Listing (date de réglement-livraison) prepay advances outstanding under the Senior Credit Facility with the proceeds received from the Listing net of certain related fees, costs and expenses until the ratio of total net debt as of such prepayment date to EBITDA for the four previous accounting quarters is equal or less than 3.5:1; and

  •
  thereafter, 50% of the proceeds received from the Listing, net of certain related fees, costs, expenses and taxes, in excess of the amount required for the purposes of the provision (i) above must be applied in prepayment to the Senior Credit Facility in the order of application provided under the Senior Credit Facility, and the remaining 50% of the proceeds from the Listing can be applied or retained as FIMAF elects.

        In addition, there are mandatory prepayments required to be made upon the occurrence of certain other events such as asset disposals, warranty claims, insurance claims, report claims, excess cash flows and receipt of swap proceeds.

  Conditions to further borrowings

        The conditions to drawing under the borrowing base facility include that the proposed drawing will cause neither the original amounts nor the outstanding amounts of borrowing base advances, either in the aggregate or with respect to a particular borrowing base borrower, to exceed specified ratios in relation to the amount of eligible receivables charged as security under the borrowing base facility either in the aggregate or with respect to a particular borrower. The foregoing conditions do not apply during a grace period lasting from the date of the closing of the Acquisition to the date falling six months thereafter.

        If a certificate setting forth certain information regarding outstanding drawings and eligible receivables delivered to the Facility Agent demonstrate that the above thresholds are exceeded, the Senior Credit Facility requires that such excess be either prepaid or eliminated by the charging of additional eligible receivables.

        With respect to both the borrowing base facility and revolving credit facility, drawings under such facilities are subject to the further conditions precedent that, on the date the drawdown is requested, and on the drawdown date, (i) no default has occurred and is continuing or will occur as a result of that drawing and (ii) certain representations and warranties specified in the senior credit agreement are repeated and are true with reference to the facts then existing, and will remain true immediately after the drawing is made.

        The Senior Credit Facility contains customary events of default for leveraged acquisition financings, the occurrence of which would allow the lenders to accelerate the loans and terminate their commitments.

  TSDIs

        In December 1990 and March 1992, we have issued TSDIs through private placements, in aggregate nominal value amounts of Fr3,000 million (€457 million) in 1990 and Fr2,000 million (€305 million) in 1992, respectively. The TSDIs were issued at par. They have no stated due date or maturity and we have no obligation to redeem them unless we carry out a voluntary dissolution, are subject to liquidation, or a final judgment is entered ordering the sale of our entire business (cession totale de l'entreprise). Upon any redemption, payment of the principal amount of the TSDIs is subordinated to the payment in full of all other creditors, other than any outstanding participating loans (prêts participatifs) or participating securities (titres participatifs).

        We must repurchase the TSDIs if we cannot legally pay additional "gross up" amounts in respect of tax withholding resulting from a change in tax regulations.

        We are entitled to repurchase or arrange for a third party to repurchase the outstanding TSDIs at any time in certain exceptional circumstances. If it does so, it will be entitled to receive in December 2005 and March 2007 amounts equal to the capitalized value of the lump sum amounts initially paid (see below).

        We are required to pay interest semi-annually on the TSDIs at a rate indexed to EURIBOR, the European inter-bank offered rate (or at a fixed rate for two series of TSDIs in an aggregate nominal value of Fr375 million (€57 million)).

        At the time of each issuance, we entered into agreements with third parties under which the third parties agreed to purchase the TSDIs from the holders fifteen years after issuance. The third parties agreed to waive all rights to interest on the TSDIs once they purchase them from the holders. In return, we made lump sum payments to the third parties equal to €100 million with respect to the 1990 TSDIs and €77 million with respect to the 1992 TSDIs. In accordance with French tax regulations, interest payments with respect to the TSDIs are tax deductible for the portion representing the interest as computed on net proceeds (i.e., the nominal amount less the lump sum payments mentioned above) of each issuance of TSDIs.

        Our board of directors may decide to suspend interest payments on the TSDIs if:

  •
  the Company's consolidated net equity falls below €412 million;

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  the Company has not paid an ordinary dividend (excluding dividends paid on its preferred non-voting shares and statutory dividends); and

  •
  no interim dividend has been declared.

        If the Company suspends interest payments, the amount of each suspended interest payment itself bears interest. The amount of the suspended interest payments is not subordinated if the Company is liquidated, and the suspended interest must be paid before we may pay a dividend on its ordinary shares. If any third party, or group of third parties acting in concert, obtains the control of a majority of voting rights of the Company's share capital without the approval of the Company's board of directors, we may no longer suspend interest payments under the TSDIs, and our obligations with respect to any suspended interest payments will rank pari passu with our other unsecured and unsubordinated indebtedness, including the Yankee bonds.

        In order to manage our exposure to fluctuations in interest rates, we have hedged our obligation to pay interest on the TSDIs using interest rate swaps with, among others, Credit Suisse First Boston International. After accounting for these swap agreements, the effective interest rates on the TSDIs amounted to 8.4% per year in 2000, 9.2% per year in 2001, and 9.6% in 2002 of the average residual carrying value of the TSDIs. See note 13 to our unaudited consolidated financial statements for a table of the amortization of the residual carrying value.

        These interest rate swap arrangements provide that we must post cash collateral in an account pledged to the swap counterparty if the swap counterparty's exposure unsecured, unsubordinated long-term debt exceeds the then posted cash amounts, calculated on a mark-to-market basis every two weeks. However, the swap counterparty can require such posting only after its exposure exceeds a threshold tied to our unsecured, unsubordinated long-term debt rating. Following the Acquisition, our credit rating resulted in the threshold being set at zero, and the counterparties' exposure resulted in us being obliged to deposit €76 million in an account pledged to the swap counterparty. Any further requirement to post cash collateral should arise solely from fluctuations in interest rates and not from further changes in our credit rating. Legrand also deposited €74 million in an account with the facility agent for the Senior Credit Facility on the closing date of the Acquisition. Amounts on deposit in the account with the facility agent are available only for payments on the TSDIs and the related hedging obligations, or to provide cash collateral in relation to such hedging obligations. Any such charge shall not prevent the release from the TSDIs prepayment accounts as scheduled.

        The TSDIs are subordinated in accordance with article L.228-97 of the French Commercial Code (code de commerce) allowing companies to issue debt instruments which will be repaid only to the extent that other creditors, except for lenders of participating loans (prêts participatifs) or holders of participating securities (titres participatifs) have been repaid. However, only the principal amount of the TSDIs is subordinated. Interest payments and arrears of interest rank pari passu with the claims of all other unsecured creditors of the Company.

  $400 million 8.5% Yankee bonds due February 15, 2025

        On February 14, 1995, we issued $400 million principal amount of 8.5% debentures due February 15, 2025, in an offering registered with the SEC, the "Yankee bonds." Interest on the Yankee bonds is payable semi-annually in arrears on February 15 and August 15 of each year. The Yankee bonds were publicly offered in the United States. We used $238 million of the proceeds of the issuance of the Yankee bonds to finance acquisitions in the United States and invested the remaining $162 million in marketable securities denominated in dollars, as described in note 9 to our unaudited consolidated financial statements. As a consequence, currency exchange risk in relation to the total principal amount of the Yankee bonds was historically hedged by these assets, such that exchange rate fluctuations between the dollar and the euro did not cause the Yankee bonds to affect our income or net equity. Subsequent to December 31, 2002, we sold the dollar denominated marketable securities and used the proceeds to repay indebtedness.

        The Yankee bonds constitute direct unsecured obligations of the Company and rank equally with all other unsecured indebtedness of the Company. The Yankee bonds are effectively subordinated to the facilities made pursuant to the Senior Credit Facility at the Company corporate level and are structurally subordinated to the facilities made available pursuant to the Senior Credit Facility to our operating subsidiaries.

  Undertakings

        The indenture entered into by the Company and Bankers Trust Company as trustee in favor of the debenture holders places certain restrictive covenants on the Company and its subsidiaries (subject to certain customary and agreed exceptions). The indenture restricts the Company and its subsidiaries from, among other things, (i) issuing, incurring, creating, assuming or guaranteeing any indebtedness for or in respect of borrowed money secured by a mortgage, security, interest, pledge, lien upon any plant, property or equipment without effectively equally or rateably securing the Yankee bonds (subject to the following paragraph), (ii) engaging in any sale and leaseback transaction or (iii) merging, consolidating or conveying, transferring or leasing substantially all of its properties or assets to any other person.

        Notwithstanding the foregoing, the Yankee bonds indenture provides that the Company and its subsidiaries may create security interests in respect of indebtedness where such security interest would otherwise not be permitted (and without equally and ratably securing the Yankee bonds) if immediately after giving effect thereto, the aggregate amount of all indebtedness secured over plant, property and equipment (other than specifically permitted security interests) does not exceed the greater of (i) approximately €90 million and (ii) the difference between the Company's consolidated retained earnings for the then most recent fiscal year and the Company's consolidated retained earnings at December 31, 1993.

  Redemption

        We cannot redeem the Yankee bonds, except that in the event of certain changes in French tax laws, we may, at our option, redeem the Yankee bonds, in whole but not in part, at the principal amount thereof plus accrued interest. If we are required to pay additional amounts pursuant to the terms of the Yankee bonds but cannot do so under applicable law, we are obligated to redeem the Yankee bonds, in whole but not in part, at the principal amount thereof plus accrued interest, unless the holders of a majority in principal amount of the Yankee bonds elect not to require us to redeem the Yankee bonds.

  Put Right

        In the event of a hostile change of control, each holder of Yankee bonds can require us to repurchase its Yankee bonds in whole or in part at par plus accrued interest on the date of repurchase. A hostile change of control will be deemed to have occurred if, after the date of the indenture relating to the Yankee bonds, any person or group of persons acting in concert shall have made an offer to the shareholders of the Company for the acquisition of their shares, which offer has not been recommended by the board of directors of the Company, but which nevertheless results in such person or group of persons acquiring control of the Company. Control is defined in article L.233-3 of the French Commercial Code (code de commerce). Our board of directors recommended the Acquisition of our shares by the Consortium on July 22, 2002.

  Events of Default

        The indenture relating to the Yankee bonds defines an event of default as:

  •
  default for 30 days in payment on any interest on the Yankee bonds;

  •
  default in any payment of principal on the Yankee bonds when such principal is due;

  •
  default by the Company in the performance of any other of the covenants and agreements in respect of the Yankee bonds which shall not have been remedied within 60 days after written notice by the Yankee bonds trustee to the Company or by holders of at least 25% in principal amount of the Yankee bonds given to the Trustee, specifying that such notice is a notice of default under the indenture;

  •
  the issuance, occurrence, creation, assumption or guarantee by any of the Company's subsidiaries of any financial indebtedness secured by a mortgage upon any plant, property or equipment, without effectively equally or rateably securing the Yankee bonds, in contravention of the indenture, or the entry of any subsidiary into a sale and leaseback transaction, except in accordance with the terms of the indenture;

  •
  certain events involving the bankruptcy, insolvency or reorganization of the Company; or

  •
  an event of default under any indenture or instrument under which the Company or its subsidiaries has at least $20 million principal amount of indebtedness for borrowed money, involving the failure to pay the principal of such indebtedness or the acceleration of such indebtedness, that has not been annulled within 30 days of the notice thereof; provided that the Company or its subsidiaries do not remedy or cure such event of default or the holders of the Yankee bonds do not waive such event of default.

        The indenture provides that holders of the Yankee bonds may not institute any legal action or proceeding against the Company under the indenture unless the following conditions are met:

  •
  such holder has given the Trustee written notice of default and the continuance thereof;

  •
  the holders of not less than 25% in aggregate principal amount of the Yankee bonds have made a written request to the Trustee to institute such proceedings in the Trustee's own name, offering the Trustee a reasonable indemnity; and upon receipt of such notice and indemnity, the Trustee has refused for sixty days to institute such proceedings.

        We also hedged our obligation to pay interest on the Yankee bonds through a 30-year interest rate swap agreement. The interest swap agreements entered into by us in connection with the Yankee bonds provide that we must post cash collateral in a pledged account if exposure of the counterparty under the swap agreements increases as calculated on a mark-to-market basis. As of December 31, 2002, however, there was a significant asset related to this swap arrangement. This asset was realized at approximately $61.5 million on April 15, 2003. The Yankee bonds are structurally senior to the amounts drawn by FIMAF under the Senior Credit Facility.

        At the beginning of February 2003, we entered into swap arrangements whereby the floating interest rate payable on the notional amount of $350 million of the Yankee bonds was swapped for a fixed rate of 4.6% per year.

  Summary of commitments

        The following table summarizes the contractual obligations, commercial commitments and principal payments we and our subsidiaries had as of March 31, 2003.

	Historical Payments Due by Period
As of March 31, 2003	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(€ in millions)
Long-term borrowings	710	—	—	—	710
Short-term borrowings	158	158	—	—	—
Capital lease obligations	34	16	7	6	5
Operating leases	54	16	19	14	4
Subordinated securities and the related loans (TSDIs)	201	56	62	47	37
Total contractual obligations	1,157	246	88	67	756

        We believe that our operating cash flows will be sufficient to fund our working capital needs, anticipated capital expenditures and debt service requirements as they become due for at least the next several years, although we cannot assure you that this will be the case.

  Acquisitions and Joint Ventures

        Although we do not currently have any agreements in relation thereto, we assess potential acquisitions and joint venture opportunities in line with our strategy. We are in contact from time to time with potential sellers, joint venture partners and their advisers. If we were to undertake any acquisition or joint venture in the future, we could elect to fund it with equity or debt financing or cash on hand. Any such debt financing could make us more leveraged and increase our debt service obligations. Any joint venture arrangement could require future capital contributions to maintain our initial equity investment or restrict our access to the cash flows of the joint venture.

        We are bound by certain covenants in our long-term debt instruments that substantially restrict our ability, among other things, to incur additional indebtedness or make acquisitions and other investments. In addition, the covenants relating to the high yield notes issued by FIMEP, our indirect parent, and contained in the indenture contain certain covenants that bind our indirect parent, FIMEP, to cause us not to take various actions, including, subject to specified exceptions, the incurrence of additional indebtedness, the granting of additional liens, the making of investments, the payments of dividends and other restricted payments, mergers, acquisitions and other fundamental corporate changes, capital expenditures, operating lease payments and transactions with affiliates. The restrictions imposed on us by these long-term instruments may affect our ability to complete acquisitions and joint ventures, particularly if internally generated funds are not sufficient to fund our operations.

Capital Expenditures

        From 1990 through 2002, we spent an average of 8.4% of consolidated net sales per year on capital expenditures. Historically, our annual capital expenditures have fluctuated between 5% and 12% of net sales (5.2% of net sales for 2002 and 4.7% of net sales for the first three months of 2003), with year-to-year variations that result from the cyclical nature of our investment requirements. Over the medium term, we expect that our capital expenditure levels will decline slightly as a percentage of net sales compared to the average for the years 1990 through 2002. However, we intend to increase capital expenditures from current levels and maintain capital expenditures at levels ranging between 6% and 8% of our net sales, since we believe that investments in new products and continuous replacement and upgrade of production equipment is essential in order for us to maintain and increase our market position.

Research and Development

        Management believes that research and development is essential to maintaining and strengthening our market position through product improvements and innovation and more efficient manufacturing processes. Our research and development expenditure totaled €123 million in 2000 (equal to 4.4% of our consolidated net sales), €136 million in 2001 (equal to 4.4% of our consolidated net sales), €139 million in 2002 (equal to 4.7% of our consolidated net sales) and €35 million in the first three months of 2003 (equal to 5.0% of our consolidated net sales).

        Although most production facilities have their own research and development teams, a major portion of our research and development focus is centralized in Limoges, France and Varese, Italy. As of March 31, 2003, approximately 1,515 employees in approximately 20 countries were involved in research and development, of which over 53% were based in France, over 26% in Italy and the remainder in other countries.

Variations in Exchange Rates

        A large portion of our subsidiaries outside France operate in countries with currencies other than the euro. Approximately 40% of our net sales in 2000, 2001 and 2002 were denominated in currencies other than the euro, most significantly the dollar and the British pound. As a result, for the periods covered by this report, our consolidated operating results were affected by fluctuations in the exchange rates between the euro and such other currencies.

        In order to prepare our consolidated financial statements, we must convert assets, liabilities, income and expenses that are accounted for in other currencies into euro. Therefore, fluctuations in foreign currency exchange rates affect such items in the consolidated financial statements, even if the value of the item remains unchanged in its original currency. To the extent that we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could cause our expenses to increase as a percentage of net sales, affecting our profitability and cash flows.

        We use end-of-period exchange rates for the translation of balance sheet data and period average exchange rates for the translation of income statement and cash flows data. In translating financial statements of subsidiaries operating in highly inflationary economies, non-monetary assets are recorded at historical rates of exchange, and gains or losses arising from the translation of the financial statements of such subsidiaries are included in the consolidated income statement under "Other revenues (expenses)." For further details, see note 1-c to our unaudited consolidated financial statements.

        The table below sets forth the average daily value of the dollar and the British pound against the euro during the first three months of 2003 and 2002.

	Average interbank rate in euro (Source: Bloomberg)
	March 2003	March 2002	% change
Dollar/euro	0.9172	1.0296	(10.9)%
British pound/euro	1.4501	1.6355	(11.3)%

        We periodically enter into foreign currency contracts to hedge commitments, transactions or foreign income. See note 1(l)(i) to our unaudited consolidated financial statements. In recent years, hedging transactions entered into by us have principally involved certain intra-group sales between major foreign subsidiaries denominated in such subsidiaries' respective local currencies. We do not currently hedge the net assets of our subsidiaries and, as of March 31, 2003, had not hedged transactions with our subsidiaries.

Differences between French GAAP and US GAAP

        Our unaudited consolidated financial statements included elsewhere herein have been prepared in accordance with French GAAP which differ in certain significant respects from US GAAP.

        The principal differences impacting the determination of our net income under US GAAP compared with French GAAP are discussed below. See Note 6 to our unaudited interim financial statements for a more detailed discussion of these differences.

  Consolidation of special purpose entities

        See "Critical Accounting Policies"

  Accounting for goodwill

        During the year ended December 31, 2002, we recorded an additional US GAAP difference to reverse the goodwill amortization expense recorded under French GAAP. Under SFAS 142, goodwill is no longer amortized but will be assessed for impairment on an annual basis and whenever events and circumstances indicate that the carrying value of goodwill may not be recoverable. Accordingly, goodwill attributable to our acquisitions is not be amortized for US GAAP purposes. For each of the three month periods ended March 31, 2003 and 2002, this difference increased net income by €8 million and €12 million respectively.

  Depreciation of Schneider shares

        Under French GAAP, the shares of Schneider formerly held by us as a result of Schneider's public tender offer for the Legrand shares in 2001 were treated as marketable securities. However, as those shares were received in exchange for treasury shares held by Legrand, the entire transaction including the subsequent gains and losses is a treasury stock transaction and recognizing subsequent gains and losses in the income statement is inconsistent with the accounting treatment of a treasury stock transaction. In order to take into account this extraordinary situation and to be in compliance with the "true and fair" principle, we have recorded in accordance with French GAAP the unrealized gains or losses as a direct charge to equity for period prior to disposition of the shares. In accordance with US GAAP, these shares were recorded as marketable securities and we recorded additional financial expense, net of taxes, for the unrealized gains and losses for period prior to disposition of the shares. During 2002, all of the Schneider shares were sold and a €2 million net gain was recorded directly to equity in accordance with French GAAP. Under US GAAP, this net gain was reversed from equity and recorded to income. For each of the three months ended March 31, 2003 and 2002, this difference increased US GAAP net income by zero and €17 million, respectively.

  Italian tax (EITF 93-16)

        The Italian tax law No. 342 allowed firms to revaluate their assets retroactively as of January 1, 2001. Therefore, a deferred tax asset has been booked in the French GAAP accounts and a provision is required as long as the actual tax law did not confirm the use of those tax assets. Under US GAAP, as those gains are taxable when distributed, a distribution tax is booked. The difference between the provision booked in the French GAAP accounts and the one booked in the US GAAP consolidated accounts amounts to €17 million (additional expense) as of December 31, 2001.

  Reclassifications

        The following reclassifications are required under US GAAP:

  •
  a reclassification of certain taxes paid in Italy (reclassification from operating expense to income tax expense); and

  •
  a reclassification of other expenses that are classified as non operating expenses under French GAAP and that are required to be included in operating income under US GAAP (principally restructuring charges).

  Minimum pension liability (FAS 87)

        Under US GAAP, we are required to recognize a liability related to our pension and postretirement benefit obligations at least equal to the amount by which the accumulated benefit obligation exceeds the market value of plan assets. When recognized, the counterpart to the additional liability is either an intangible asset or a separate component of equity (accumulated other comprehensive income). For us, the counterpart is net equity. Under French GAAP, the additional pension liability is not recognized in the balance sheet.

        For a more detailed discussion on the differences between French GAAP and US GAAP as applied to us, refer note 28 to our audited consolidated financial statements.

Others

  EBITDA reconciliation

	Three months ended 31 March
	2003	2002
	(€ in millions)
Net cash provided from operating activities	65	88
Non-operating expense/(income), net	85	39
Changes in operating assets and liabilities	26	17
Other	(26)	(1)

EBITDA French GAAP for Legrand	150	143

Critical Accounting Policies

        The accounting policies described below are those we consider critical in preparing our consolidated financial statements. These policies include significant estimates made by management using information available at the time the estimations are made. A more detailed description of the significant accounting policies used by us in preparing our consolidated financial statements is included in note 1 to our unaudited consolidated financial statements.

  Goodwill and Other Intangible Assets

        We have made acquisitions in the past that included a significant amount of goodwill and other intangible assets. Under US GAAP in effect through December 31, 2002, the assets were amortized over their estimated useful lives.

        In July 2001, the FASB issued SFAS 141 and SFAS 142 (collectively "SFAS 141/142"). SFAS 141/142 establish new accounting and reporting standards for goodwill and other non-amortized intangible assets. In particular, SFAS 141/142 replace the amortization of these items over their estimated useful lives by an impairment test based on the item's estimated fair value. Other intangibles that meet certain criteria will continue to be amortized over their useful lives and will also be subject to an impairment test based on estimated fair value. SFAS 141/142 are effective for us from July 1, 2001 for new acquisitions and from January 1, 2002 for acquisitions previously made.

        The judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with the acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our consolidated financial condition and results of operations.

        Fair value is based either on the quoted market price in an active market for the asset, if available, or in the absence of an active market on discounted future cash flows from operating income less investments. Many assumptions and estimates underlie the determination of fair value. Another estimate using different, but still reasonable, assumptions could produce different results.

        We have performed the annual impairment test as of December 31, 2002.

  Accounting for income taxes

        As part of the process of preparing our consolidated financial statements, we are required to estimate the income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. We must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, it must include an expense within the tax provision in the statement of operations.

        Significant management judgment is required in determining the valuation allowance recorded against the net deferred tax assets. We have recorded a valuation allowance, and there are uncertainties regarding our ability to utilize some of our deferred tax assets before they expire, primarily certain net operating losses carried forward and foreign tax credits. The valuation allowance is based on our estimates of future taxable income by jurisdiction in which we operate, and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust the valuation allowance, which could materially impact our consolidated financial position and results of operations.

  Accounting for special purpose entities

        There are special purpose entities connected to the TSDIs issued by the Company, and which have outstanding loans. Under French GAAP, the SPVs are not required to be consolidated. Under US

GAAP, the SPVs are required to be consolidated based on the guidance and SEC views provided in EITF Topic D-14. The application of US GAAP to the TSDIs and related loans has the following impacts:

  •
  Recognition of the debts due by the special purpose entities in place of the existing TSDIs debt recognized in the French accounts;

  •
  Recognition of certain derivative financial instruments at fair value in the group's balance sheet with changes in fair value recognized in the statement of income.

New US GAAP Pronouncements

        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged.

        We adopted SFAS 143 on January 1, 2003 and do not anticipate that the adoption of SFAS 143 will have a material impact on our consolidated results of operations, financial position or cash flows.

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. While it supersedes portions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

        SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged.

        The adoption of SFAS 144 on January 1, 2002 did not have a material impact on our consolidated results of operations, financial position or cash flows.

        In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. The principal change is that certain gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt ("SFAS 4") will no longer be classified as such. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002 although early application of the Statement related to the rescission of SFAS 4 is encouraged. We adopted SFAS 145 on January 1, 2003 and anticipate that the adoption of SFAS 145 will not have a material impact on our consolidated results of operations, financial position or cash flows.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Disposal or Exit Activities ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) ("EITF 94-3"). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. This statement provides that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the basis for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired in business combinations or disposal activities covered by SFAS 144. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Management has not yet assessed the impact of the adoption of SFAS 146 on our consolidated financial position, results of operations or cash flows.

        In November 2002, the FASB issued Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation expands on the accounting guidance of SFAS 5, Accounting for Contingencies, SFAS 57 Related Party Disclosures, and SFAS 107, Disclosures about Fair Value of Financial Instruments, and incorporates without change the provisions of FIN No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, with an interpretation of SFAS 5, which is being superseded. FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize a liability at fair value, for the obligations assumed under that guarantee and must disclose, on a prospective basis, guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are effective for financial statements for periods ending after December 15, 2002. Management has not yet determined the impact of the adoption of FIN 45 on our consolidated financial condition, results of operations or cash flows.

        In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities, which is an interpretation of Accounting Research Bulletin ("ARB") No. 51 Consolidation of Financial Statements. FIN No. 46 provides additional guidance regarding how to identify variable interest entities and how an enterprise assesses its interest in the variable interest entity to determine whether an entity is required to be consolidated. The interpretation establishes that an enterprise consolidate a variable interest entity if the enterprise is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For interests in variable interest entities existing as of January 31, 2003, the guidance of FIN No. 46 will apply in the first fiscal year or interim period beginning after June 15, 2003. The adoption of FIN No. 46 is not expected to have a significant impact on our consolidated results of operations, financial position, or cash flow.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND Registrant
Date: May 15, 2003	By:	/s/ PATRICE SOUDAN
	Name:	Patrice Soudan
	Title:	Chief Financial Officer

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  Press Release
Results for the quarter to March 31, 2003 Resilience in the face of still testing conditions
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2003
Consolidated statements of income
Consolidated balance sheets
Consolidated statements of cash flows
SIGNATURES